UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RADIANT LOGISTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75025X100

(CUSIP Number)

Bohn H. Crain

405 114th Avenue, S.E., Third Floor

Bellevue, WA 98004

                                                             (425) 943-4599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75025X100

(1)	Names of reporting persons Bohn H. Crain
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 11,321,922
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 11,321,922
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 11,321,922
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.12% (1)
(14)	Type of reporting person (see instructions) IN

(1) Based on 34,712,244 shares of Common Stock (as defined below) stated to be outstanding as of February 9, 2015 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on December 31, 2014.

CUSIP No. 75025X100

(1)	Names of reporting persons Radiant Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 9,169,862
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 9,169,862
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,169,862
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.42%
(14)	Type of reporting person (see instructions) CO

This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D, as amended (the “Statement”) as filed by Bohn H. Crain related to the common stock, $.001 par value per share (the “Common Stock”), of Radiant Logistics, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein that are not defined shall have the meanings ascribed to such terms in the Statement.  In the event that any disclosure contained in this Amendment No.  2 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 2.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 2.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 2.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by deleting the last two paragraphs of the prior disclosure and inserting the following paragraphs:

On March 10, 2015, Mr. Crain exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share. The Company withheld 91,028 shares otherwise issuable to Mr. Crain having a fair market value equal to the option exercise price of the shares being purchased along with applicable tax withholding, thus resulting in Mr. Crain receiving 158,972 net shares of Common Stock. The options are attributable to an option to purchase 1,000,000 shares of common stock granted by the Company to Mr. Crain in October 2005 (the “$0.50 Options”). In October 2005, the Company also granted to Mr. Crain an option to purchase 1,000,000 shares of Common Stock at an exercise price of $0.75 per share (the “$0.50 Options,” and together with the $0.75 Options, the “Founder Options”).  Mr. Crain expects to exercise the remaining Founder Options over the course of the next 6 months, subject to SEC and Company imposed trading restrictions, in order to complete a full exercise of the Founder Options before the options expire in October 2015.

On April 3, 2015, Mr. Crain exercised options (consisting of $0.50 Options) to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share.  The Company withheld 117,764 shares otherwise issuable to Mr. Crain having a fair market value equal to the option exercise price of the shares being purchased along with applicable tax withholding, thus resulting in Mr. Crain receiving 132,236 net shares of Common Stock.

Except as set forth herein, the Mr. Crain and RCP have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to Mr. Crain and RCP, conditions in the securities market and general economic and industry conditions, Mr. Crain and RCP may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation: (i) continuing to hold the Common Stock for investment; (ii) acquiring additional shares of Common Stock in the open market, upon exercise of options or in privately negotiated transactions; or (iii) selling some or all of their shares of Common Stock in the open market or in privately negotiated transactions.

Notwithstanding the above, Mr. Crain may, in his capacity as an executive officer and/or director of the Company, have plans or proposals relating to items (a) through (j) of Item 4 of Schedule 13D and to such extent Mr. Crain declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive solely from his status as a stockholder instead of an executive officer and/or director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)           Mr. Crain beneficially owns all of the 11,321,922 shares of Common Stock reported on this Statement, which shares represent approximately 32.12% of the outstanding shares of the Common Stock. This amount includes 531,618 shares issuable upon exercise of options within 60 days of the date of this report.  Mr. Crain beneficially owns 2,152,060 shares of the Common Stock directly, of which 2,329 are subject to forfeiture due to vesting requirements, and 9,169,862 of such shares indirectly through RCP. The foregoing does not include 54,219 shares of Common Stock issuable to Mr. Crain upon exercise of options issued to Mr. Crain that are subject to vesting.

(b)           Mr. Crain has sole voting and sole dispositive power as to the following: the 1,620,442 outstanding shares of the Common Stock that he owns directly; and the 9,169,862 shares of the Common Stock owned indirectly through RCP, as reported on this Statement.

(c)           On March 10, 2014, Mr. Crain exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share.  On April 3, 2015, Mr. Crain exercised options to purchase 250,000 shares of Common Stock at an exercise price of $0.50 per share.  The foregoing options are attributable to an option to purchase 1,000,000 shares of common stock granted by the Company to Mr. Crain in October 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2015

/s/ Bohn H. Crain
Bohn H. Crain

RADIANT CAPITAL PARTNERS, LLC

By:	/s/ Bohn H. Crain
Bohn H. Crain
Chief Executive Officer